Web.com, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, GA 30303

September 29, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

                  Re:  Web.com, Inc.
                       Registration of Securities on Form 8-A
                       File No:  000-17932

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Web.com, Inc. (the "Registrant") hereby withdraws the above-referenced Registration of Securities, on Form 8-A, originally filed on August 7, 2006 (the "Registration Statement"). The Registration Statement is being withdrawn because the Registration Statement was filed to register securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended the (`Exchange Act"), which was incorrect due to Nasdaq's conversion to an exchange in August 2006. The Registrant will immediately file a new Form 8-A, which will register the same securities pursuant to Section 12(b) of the Exchange Act. No securities registered on the Form 8-A have been sold.

Respectfully,

Web.com, Inc.


/S/ JONATHAN B. WILSON
-----------------------------
By:  Jonathan B. Wilson
Its: Senior Vice President, Legal and Corporate Development